EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended
	March 30,	December 29,	December 31,	January 1,	January 2,	December 27,
	2013	2012	2012	2011	2011	2010
Earnings available for fixed charges:
Income before taxes	$66.0	$269.9	$226.3	$220.7	$137.9	$199.3
Interest expense	10.6	44.5	31.1	19.6	23.3	32.6
Estimated interest component of rental expense	3.4	12.2	10.7	6.6	6.3	5.3
Total earnings available for fixed charges	$80.0	$326.6	$268.1	$246.9	$167.5	$237.2

Fixed charges:
Interest expense	$10.6	$44.5	$31.1	$19.6	$23.3	$32.6
Estimated interest component of rental expense	3.4	12.2	10.7	6.6	6.3	5.3
Total fixed charges	$14.0	$56.7	$41.8	$26.2	$29.6	$37.9
Ratio of earnings to fixed charges	5.7	5.6	6.4	9.4	5.7	6.3